                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of December, 2000
                                         --------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  AMVESCAP PLC ("AMVESCAP") RECOMMENDED CASH
                                AND SHARE OFFER FOR PERPETUAL PLC ("PERPETUAL")

                                OFFER WHOLLY UNCONDITIONAL

AMVESCAP PLC
444199
IMMEDIATE RELEASE  7TH DECEMBER 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942


                                                                  PRESS RELEASE

   NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO AUSTRALIA OR JAPAN


         AMVESCAP PLC ("AMVESCAP") RECOMMENDED CASH AND SHARE OFFER FOR
                          PERPETUAL PLC ("PERPETUAL")

                           OFFER WHOLLY UNCONDITIONAL


LONDON, DECEMBER 7TH, 2000 - AMVESCAP (NYSE:AVZ) announces that having received the necessary regulatory clearances from the Department of Trade and Industry ("DTI"), the Investment Management Regulatory Organisation ("IMRO") and the Personal Investment Authority ("PIA"), all the conditions of the Offer have now been either satisfied or waived. Accordingly, the Offer has become wholly unconditional.

The Offer including the Loan Note Alternative will remain open for acceptance until further notice.

Perpetual Shareholders who have not yet accepted the Offer may still do so and are urged to complete and return their Forms of Acceptance as soon as possible. If any Perpetual Shareholders require another Form of Acceptance they should contact Capita IRG Plc on 020 8639 2083.

The consideration payable to accepting Perpetual Shareholders will be dispatched within 14 days of today's date in respect of acceptances received by that date which are valid and complete in all respects, and within 14 days of the date of receipt in respect of any further acceptances which are received after today's date and which are valid and complete in all respects.

AMVESCAP intends to implement the necessary procedures to acquire compulsorily, pursuant to sections 428 to 430F of the Companies Act 1985, those Perpetual shares for which valid acceptances of the Offer are not received. A letter, together with a statutory notice pursuant to section 429 of the Companies Act, will be posted shortly to Perpetual Shareholders who have not accepted the Offer. AMVESCAP intends to apply for the listing of Perpetual Shares on the Official List of the London Stock Exchange to be cancelled after the outstanding Perpetual Shares to which the Offer relates have been compulsorily acquired.

The Offer Document containing the full terms and conditions of the Offer was posted to Perpetual Shareholders on 2 November 2000.

Unless the context otherwise requires, the definitions contained in the Offer Document also apply in this announcement.

AMVESCAP is one of the world's largest independent investment managers, operating under the AIM and INVESCO brand names. AMVESCAP is a holding company offering a broad array of investment products and services to institutions and individuals across all distribution channels. The Company is listed on the London, New York, Paris and Toronto Stock Exchanges with the symbol "AVZ."

PRESS ENQUIRIES:

AMVESCAP
Robert McCullough          Chief Financial Officer         +1 404 724 4251
Michael Perman             Company Secretary              +44 207 454 3942

SCHRODER SALOMON SMITH BARNEY
Peter Smart                                               +44 207 986 4000
Philip Drinkall                                           +44 207 986 4000



SCHRODER SALOMON SMITH BARNEY, WHICH IS REGULATED BY THE SECURITIES AND FUTURES AUTHORITY LIMITED, IS ACTING FOR AMVESCAP IN CONNECTION WITH THE OFFER AND NO-ONE ELSE AND WILL NOT BE RESPONSIBLE TO ANYONE OTHER THAN AMVESCAP FOR PROVIDING THE PROTECTIONS AFFORDED TO CUSTOMERS OF SCHRODER SALOMON SMITH BARNEY, OR FOR PROVIDING ADVICE IN RELATION TO THE OFFER

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  7th December, 2000                By  /s/ MICHAEL S. PERMAN
      ------------------                   ---------------------------
                                                   (Signature)

                                             Michael S. Perman
                                             Company Secretary